UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER SECURITIES EXCHANGE ACT OF 1934

For the month of September 2022

Commission File No. 001-39000

Vista Energy, S.A.B. de C.V.

(Exact Name of the Registrant as Specified in the Charter)

N.A.

(Translation of Registrant’s Name into English)

Pedregal 24, Floor 4,

Colonia Molino del Rey, Alcaldía Miguel Hidalgo

Mexico City, 11040

Mexico

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

The common representative of the warrants issued by Vista has called a warrant holders’ meeting in which Vista will submit for discussion and approval of the warrant holders certain amendments thereto.

Mexico City, September 23, 2022 Vista Energy, S.A.B. de C.V. (“Vista” or the “Company”) (BMV: VISTA, NYSE: VIST) announced today that following its request, Monex Casa de Bolsa, S.A. de C.V., Monex Grupo Financiero, in its capacity as common representative (in such capacity, the “Common Representative”) of the holders of the warrants issued by Vista (the “Holders”), identified with the ticker symbol “VTW408A-EC001” (the “Warrants”), called a Holders’ meeting to be held at 10:00 a.m. (Mexico City time) on October 4, 2022 (the “Holders’ Meeting”), for the purpose of, among other things, submitting to the consideration of the Holders a proposal by Vista for the approval of certain amendments to the warrant indenture and the global certificate that covers such Warrants (the “Warrants Indenture”), by means of which a cashless exercise mechanism would be implemented that will entitle the Holders to, in their sole discretion or at Vista’s discretion (in the latter case, with respect to all outstanding warrants and without any further request, notice or communication required to or from Holders or any other person), obtain one Series A share representative of the capital stock of the Company (“Share”) for each 31 Warrants owned (the “Exercise Ratio”), leaving without effect the current mechanisms for the exercise of the Warrants according to the current terms of the Warrant Indenture and the corresponding global certificate. If the amendments are adopted, the exercise of the Warrants will only be permitted on a cashless basis.

This proposal seeks to provide certainty as to the number of Shares that would become outstanding upon the exercise of the Warrants currently in effect, and reduce the potential dilution that such exercise would cause to the shareholders of the Company. To achieve this, it is proposed to establish a certain number of Shares that would become outstanding upon exercise, without payment of cash, of the Warrants, in exchange for significantly reducing the number of Shares that could potentially become outstanding according to the current terms of the Warrants Indenture. If the amendments are approved and all of the Warrants are exercised (either by the Holders or by Vista as described above), a maximum of 3,215,483 Shares would become outstanding, which would represent approximately 90.32% less than the total number of Shares that would otherwise become outstanding upon exercise of the Warrants under the current terms of the Warrant Indenture, or 33,226,667 Shares, assuming that the Warrants were exercised in full at an exercise price of US$11.50 per Share and upon the surrender of three Warrants per Share. Considering that the price of the American Depositary Share (“ADS”) listed on the New York Stock Exchange on September 22, 2022, was US$9.30 per ADS (each representing one Share), the application of the Exercise Ratio would result in an implied valuation of US$0.30 per Warrant on such date.

Vista believes that if this proposal is approved: (i) it will improve the Company’s capital structure by allowing a complete elimination of the Warrants, avoiding further potential dilution to shareholders and the resulting addition of cash to the Company’s existing cash (arising from the exercise of the Warrants pursuant to the current terms of the Warrant Indenture), which would be inefficient given the positive net cash flow situation of the Company recorded in the last five quarters; and (ii) it will eliminate the uncertainty about the magnitude of the dilution that the potential exercise of the Warrants would generate, favoring a correct price formation of the Shares for the benefit of the Company and its shareholders.

The amendments to the Warrant Indenture described in this press release were approved on July 26, 2022, by the Board of Directors of the Company, having obtained the prior opinion of the Company’s Corporate Practices Committee.

On this date, Vista has made available to the Holders certain materials describing the proposed amendments. Such materials can be found at https://vistaenergy.com/investors.

Forward-Looking Statements

This press release contains forward-looking statements, which may or may not occur, depending on various factors, some of which are known and some of which are unknown, and there can be no assurance that they will occur. Such statements are identified by words such as “seeks,” “believes,” “expects” or similar expressions. Various factors could cause future results to differ materially from those described in this press release, and neither Vista nor its management team assumes any obligation to update or revise any forward-looking statements

Contact

Investor Relations:

ir@vistaenergy.com

México: +52 55 8647 0128

Argentina: +54 11 3754 8500

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 23, 2022

VISTA ENERGY, S.A.B. DE C.V.

By:	/s/ Alejandro Cherñacov
Name:	Alejandro Cherñacov
Title:	Strategic Planning and Investor Relations Officer